Exhibit 99.1

Canadian Satellite Radio
Holdings Inc.

Interim Consolidated Financial Statements

(Unaudited)

February 28, 2007

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Balance Sheet

(Unaudited)

	February 28, 2007	August 31, 2006
	$	$

Assets

Current assets
Cash	18,428,307	45,188,214
Short term investment (note 2)	5,850,000	—
Accounts receivable	3,999,334	2,125,367
Inventory	222,326	600,124
Prepaid expenses and other assets	6,078,249	6,882,247
Restricted investments (note 3)	14,447,914	13,663,023

	49,026,130	68,458,975

Restricted investments (note 3)	13,803,574	19,370,939

Deferred financing costs (note 3)	4,801,280	5,146,280

Property and equipment	22,266,216	23,221,760

Contract rights, distribution rights and computer software	229,958,530	239,648,067

Total assets	319,855,730	355,846,021

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities	13,921,658	13,516,770
Deferred revenue	7,248,077	2,969,366

	21,169,735	16,486,136

Long-term debt (note 3)	117,000,000	110,660,000

Deferred revenue	2,858,847	1,032,289

Long-term obligations	352,960	310,405

Total liabilities	141,381,542	128,488,830

Shareholders’ Equity (Deficiency)
Share capital (note 4)	312,785,862	312,595,362
Contributed surplus	28,256,451	26,344,137
Deficit	(162,568,125)	(111,582,308)

Total shareholders’ equity (deficiency)	178,474,188	227,357,191

Total liabilities and shareholders’ equity (deficiency)	319,855,730	355,846,021

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Statement of Operations and Deficit

(Unaudited)

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
	$	$	$	$

Revenue	4,861,572	1,144,931	8,700,254	1,190,941

Operating expenses
Cost of revenue	7,323,338	5,190,056	12,920,004	8,319,699
Indirect costs	—	—	—	827,125
General and administrative	4,124,858	4,012,465	8,939,310	9,600,470
Stock-based compensation (note 4)	842,105	22,244,546	1,687,541	22,244,546
Marketing	9,260,430	9,385,347	15,526,672	14,015,595
Amortization of intangible assets and property and equipment	5,602,545	4,712,630	11,204,531	5,191,310

	27,153,276	45,545,044	50,278,058	60,198,745

Loss before the undernoted	(22,291,704)	(44,400,113)	(41,577,804)	(59,007,804)

Interest revenue	771,782	445,337	1,501,381	445,337

Interest expenses	4,081,607	656,926	7,821,868	656,926

Foreign exchange loss(gain)	1,462,332	(650,389)	3,087,526	(651,229)

Net loss for the period	(27,063,861)	(43,961,313)	(50,985,817)	(58,568,164)

Deficit - Beginning of period	(135,504,264)	(23,485,581)	(111,582,308)	(8,878,730)

Deficit - End of period	(162,568,125)	(67,446,894)	(162,568,125)	(67,446,894)

Basic and fully diluted loss per common share	(0.57)	(1.05)	(1.07)	(2.81)

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Statement of Cash Flows

(Unaudited)

February 28, 2007

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(27,063,861)	(43,961,313)	(50,985,817)	(58,568,164)
Add (deduct): Non-cash items
Costs paid by parent company	50,601	—	100,011	2,862,764
Stock-based compensation expense	842,105	22,244,546	1,687,541	22,244,546
Amortization of intangible assets	4,820,554	4,245,099	9,644,053	4,687,474
Amortization of property and equipment	781,991	467,531	1,560,478	503,836
Accrued interest - debt	531,308	—	12,147	—
Accrued interest receivable	(332,168)	—	(725,592)	—
Amortization of deferred financing costs	186,270	—	345,000	—
Interest accretion expense	8,694	15,857	17,328	16,409
Unrealized foreign exchange losses(gains)	1,471,573	(650,389)	3,360,112	(651.229)
Net change in non-cash working capital related to operations (note 7)	2,721,734	(15,656,528)	7,006,605	(4,374,406)

Net cash used in operating activities	(15,981,199)	(33,295,197)	(27,978,134)	(33,278,770)

Investing activities
Restricted investments	—	(41,015,595)		(41,015,595)
Payment of interest from restricted investments	7,458,750	—	7,458,750
Purchase of short term investments	(5,850,000)		(5,850,000)
Purchase of property and equipment	(225,539)	(17,073,694)	(1,341,712)	(17,073,694)
Purchase of computer software	(54,001)	(4,781,761)	(78,015)	(4,781,761)

Net cash used in(provided by) investing activities	1,329,210	(62,871,050)	189,023	(62,871,050)

Financing activities
Initial public offering – net of issuance costs	—	50,042,354	—	50,042,354
Shares issued to CSR Investments	—	15,000,000	—	15,000,000
Deferred financing costs	—	(4,641,862)	—	(4,641,862)
Proceeds from long-term debt	—	115,420,000	—	115,420,000

Net cash provided by financing activities	—	175,820,492	—	175,820,492

Foreign exchange gains(losses) on cash held in foreign currency	461,032	(674,082)	1,029,204	(673,242)

Change in cash during the period	(14,190,957)	78,980,163	(26,759,907)	78,997,430

Cash - Beginning of period	32,619,264	17,287	45,188,214	20

Cash - End of period	18,428,307	78,997,450	18,428,307	78,997,450

Supplemental cash flow disclosures
Rights acquired through issuance of shares	—	—	—	230,412,000
Property and equipment purchases in accounts payable	—	2,672,888	—	2,672,888
Computer software purchases in accounts payable	—	632,514	—	632,514
Prepaid advertising purchased through issuance of equity	—	2,000,000	—	2,000,000
Additions to property and equipment and long-term obligations for asset retirement obligations	—	89,579	—	512,873

Canadian Satellite Radio Holdings Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2007

1                      Basis of presentation

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month and six-month period ended February 28, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2007. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2006.

2                      Short-term investments

Short-term investments consist of US dollar corporate bonds with an original maturity greater than three months, which are valued at cost.

3                      Notes offering

On February 10, 2006, the Company issued US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes), in a private placement. Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital.

In July 2006, the Company completed an exchange of the notes issued in the private placement for notes registered under the Securities Act of the United States. The terms of the notes did not change under the exchange, except that the notes will no longer have restrictions on their transfer.

The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes. The remaining balance of the interest reserve account is disclosed as restricted investments on the consolidated balance sheets. The indenture also contains certain provisions which restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

The notes issued by the Company are guaranteed by its wholly owned subsidiary, CSR, the Company’s only subsidiary. The guarantee is full and unconditional. The Company has no independent assets or operations.

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032. These costs are amortized using the effective interest rate method over the term of the notes. During the three and six months ended February 28, 2007, $186,270 and $345,000 respectively of amortization was included in the consolidated statements of operations and deficit.

4                      Share capital

The authorized share capital of the Company as at February 28, 2007 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. The Class A Subordinate Voting Shares and the Class C Non-Voting Shares participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

Stock compensation

In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates.

In September 2006, the Company granted options to certain of its employees for 241,250 Class A Subordinate Voting Shares with exercise prices of $8.74. The options vest from immediately to four years. The weighted average grant date fair value of these options was $2.80. The total fair value of these options was $0.7 million. In the three and six months ended February 28, 2007, $0.1 million and $0.2 million respectively were recorded as an expense in the consolidated statements of operations and deficit.

The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 5.00%; expected life of 2 to 4 years; expected dividend yield of nil%; and expected volatility of 62.88%.

The options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

The balance of options outstanding at February 28, 2007 was 2,506,250 (2006 – 2,275,000). These options have a weighted average exercise price of $8.24.

2

During the three months ended February 28, 2007, 15,000 previously issued Restricted Share Units (Units) were exercised and 15,000 Class A Subordinate Voting Shares of the Company were issued. An amount of $105,000 was transferred from contributed surplus to share capital.

During the three months ended February 28, 2007, the Company’s Board of Directors approved the issuance of 46,091 Units to three senior executives and two members of the Board of Directors to satisfy approximately $315,000 related to 2006 bonus and director fees. The Units are fully vested.

During the three months ended February 28, 2007, 12,500 Class A Subordinate Voting Shares of the Company were issued to satisfy amounts owed to employees and consultants. An expense of $85,500 was included in stock based compensation related to these shares.

As at February 28, 2007, 9 employees have agreed to receive compensation related to their fiscal 2007 bonus in the form of shares of the Company based on the closing share price of the Company’s stock at various dates in February 2007. The liability at February 28, 2007 related to this expense approximates $250,000 and has been included in accounts payable.

5                      Loss per share

The weighted average number of shares outstanding used to compute basic loss per share for the three months ended February 28, 2007 was 47,632,833 (February 28, 2006 – 41,912,939).

The weighted average number of shares outstanding for the six months ended February 28, 2007 was 47,628,895 (February 28, 2006 – 20,840,877).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share and are convertible into Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.

The stock options (note 4) were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the years presented.

6                      Related party accounts and transactions

The Company entered into the following transactions, which were in the normal course of operations.

3

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc in fiscal 2006. The Licence Agreement requires the payment of a fee of 15% on recognized subscriber revenues for the basic service, an activation charge for each subscriber and an additional fee for any premium service. The Company incurred approximately $692,000 for the Quarter and approximately $1,227,000 Year to Date in expenses related to the License Agreement.

The technical services agreement comprises of technical and consulting services to the Company including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company incurred expenses of approximately $135,000 for the Quarter and approximately $271,000 Year to Date related to technical services.

The Company also incurred approximately $594,000 for the Quarter and $1,234,200 Year to Date related to the reimbursement of call centre and other charges paid on CSR’s behalf.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, reimbursement of call centre and other charges paid on CSR’s behalf and the purchase of terrestrial repeaters

	February 28, 2007	February 28, 2006

Accounts payable to XM	$1,612,606	$613,926

XM has provided the Company a $45 million credit facility to be utilized to pay licence fees. The facility matures on December 31, 2012 and bears an interest rate of 9% per year. XM has a right to convert unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share. As at February 28, 2007, no amount was drawn against this credit facility. Subsequent to the end of the quarter, the Company and XM reached an agreement on the use of the credit facility. The Company will draw on the credit facility for the payment of license fees and the amount of $570,000 included in accounts payable at February 28, 2007 will be applied to the credit facility.

The Company received printing services from AMI Printing valued at approximately $466,100 for the Quarter and $530,400 Year to Date. An affiliate of CSR Investments holds an indirect minority interest in AMI Printing.

The Company has a payroll service agreement with KIT LP for an annual amount of $30,000. In addition, the Company sold approximately $35,000 of advertising to KIT LP during the quarter and $71,000 during the six months ended February 28, 2007. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Chief Executive Officer of the Company.

The Company had a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $782,700 for the Quarter and $1,449,000 Year to Date. The principal of Vision is related to the Chief Executive Officer of the Company.

4

The Company incurred $225,500 for the Quarter and $354,800 Year to Date of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Chief Executive Officer of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

The Company incurred consulting services related to public relations from the Wilcox Group totalling approximately $139,000 for the Quarter and $200,300 Year to Date. A director of the Company is the principal of the Wilcox Group.

7                      Supplemental cash flow disclosures

Changes in non-cash working capital related to operations:

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
	$	$	$	$

(Increase) decrease in current assets
Accounts receivable	(1,244,146)	(341,660)	(1,873,967)	(498,607)
Inventory	282,806	(511,039)	377,798	(929,789)
Prepaid expenses	1,582,524	(543,555)	803,998	(589,009)
Increase (decrease) in current liabilities
Accounts payable	(2,006,771)	(15,465,811)	1,593,507	(3,651,929)
Deferred revenue	4,107,321	1,205,537	6,105,269	1,294,928

Net change in non-cash working capital related to operations	2,721,734	(15,656,528)	7,006,605	(4,374,406)

5

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following management’s discussion and analysis of the financial condition and results of operations of Canadian Satellite Radio Holdings Inc. (the “Company”) has been prepared as of April 13, 2007 at which time 20,509,789 Class A Subordinate Voting shares are outstanding, and 81,428,133 Class B Voting shares are outstanding.  The discussion and analysis should be read in conjunction with our audited Consolidated Financial Statements and Notes included herewith, and with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements and related notes thereto, included in the Company’s Annual Report for 2006.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and expressed in Canadian dollars.

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.  Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   The Company does not intend and does not assume any obligation, to update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2006.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

1.0       Overview

1.1 Our Business

We, through our wholly-owned subsidiary, Canadian Satellite Radio Inc. (CSR Inc.), are the exclusive licensed provider of XM satellite digital audio radio services, or SDARS, in Canada.  We launched the first SDARS in Canada on November 22, 2005.  Our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how.  Through XM, we offer 120 channels, which include commercial-free music as well as news, talk, sports and children’s programming, and twelve Canadian channels designed and developed from studios in Toronto, Montréal and Québec City, for an initial base subscription fee of $14.99 per month.

On December 12, 2005, we completed an initial public offering which yielded net proceeds of $50 million.  Immediately prior to the closing of our initial public offering, CSRI Inc. provided additional capital of $15 million.  On February 10, 2006 we completed a senior note offering with gross proceeds of US$100 million from the issuance of 12.75% Senior Notes due 2014 (the “Notes”), in a private placement.  The indenture governing the notes required that we establish an interest reserve account in the amount of approximately US$35.5 million to cover the first six interest payments due under the notes.  The second interest payment was made on February 15, 2007.

Pursuant to the registration rights agreement entered into in connection with our Notes, we agreed to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) and completed an offer to exchange the Notes for SEC registered notes (the “exchange notes”) in July 2006.  The terms of the exchange notes were substantially identical to those of the initial notes, except that transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes.

Our business plan is based on estimates regarding expected future costs and expected revenue.  Our costs may exceed our estimates, and our revenues may be lower than expected.  These estimates may change and may also be affected by future developments.  Any of these factors may increase our need for funds, which would require us to seek additional funding.

1.2 National Hockey League Broadcast Rights

On September 12, 2005, we and XM announced an approximately US$100 million ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service.  The ten-year contract is non-exclusive for the first two years, but XM will be the exclusive satellite radio provider in North America beginning with the 2007-2008 season.  We will fund a substantial portion of the fees payable to the NHL under this agreement.

1.3 XM Agreements

On November 17, 2005, we agreed to terms on a number of agreements with XM which provide us with exclusive rights to offer XM SDARS in Canada.  These rights include the exclusive non-transferable right and license to sell the XM basic channels package to Canadian subscribers, access to the programming on the XM channels, rights to the use of the XM related trademarks and information and expertise related to matters such as the acquisition of content distribution rights, promotion, marketing, distribution and computer software and system support.

The license agreement requires payment of a fee of 15% on recognized subscriber revenue for the basic service.  We will also pay to XM an additional fee for any premium services sold to subscribers, an activation charge, monthly payments for technical support, and will provide XM with the right to use our trademarks and the right to license and transmit to XM subscribers the channels created by us.

We have also obtained a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees (the “XM Credit Facility”).  The facility matures on December 31, 2012 and bears an interest rate of 9%.  XM has a right to convert unpaid principal amounts into our Class A Subordinate Voting Shares.  As at February 28, 2007, no amount was drawn against this credit facility. Subsequent to the end of the quarter, the Company and XM reached an agreement on the use of the credit facility. The Company will draw on the credit facility for the payment of license fees and the amount of $570,000 included in accounts payable at February 28, 2007 will be applied to the credit facility.

Immediately prior to the initial public offering, we issued to XM 11,077,500 Class A Subordinate Voting Shares representing a 23.3% equity interest in us following the completion of the initial public offering.

1.4 Agreements with Original Equipment Manufacturers

Based on reports from DesRosiers Automotive Consultants Inc., we have secured relationships with automotive companies that represent approximately 944,000 vehicles sold in Canada in 2006, or approximately 58% of the Canadian market.  Vehicle sales (in thousands) and market share breakdown are shown below:

On November 30, 2005, we entered into a 13-year exclusive distribution agreement with General Motors of Canada Limited (“GMCL”) to install satellite radios in certain GMCL vehicles and to market our services.  In exchange, we will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

Immediately prior to the closing of our initial public offering, 3,323,250 Class A Subordinate Voting Shares were issued to GMCL representing a 7% equity interest in us following completion of the initial public offering.

In March 2006, the Company entered into exclusive distribution agreements with Honda Canada Inc. (“Honda”) and Nissan Canada Inc. (“Nissan”) for 8 and 10 years respectively.  As part of the distribution agreement with Honda, the Company provided Honda 949,500 Class A Subordinate Voting Shares.  As part of the distribution agreement with Nissan the Company provided Nissan 474,750 Class A Subordinate Voting Shares.

In May 2006, the Company entered into a 5-year agreement with Toyota Canada Inc (Toyota) to install satellite receivers in certain Toyota vehicles. This distribution agreement includes the right to loyalty commissions in lieu of the extended trial period Toyota customers currently receive.

In December 2006, the Company entered into an exclusive multi-year distribution agreement with Hyundai Auto Canada (Hyundai) to factory-install satellite receivers in several Hyundai models. The 2007 Hyundai Sonata is the first vehicle in the mid-size segment of the Canadian market to offer satellite radio as standard equipment on all models, and XM-equipped Sonatas began arriving at Hyundai retailers nationwide in December 2006.

1.5 Significant External Factors

Our results of operations, business prospects and financial condition are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of our management.

Our future success will depend in large part on our ability to market and sell subscriptions.  Successful commercialization of the XM satellite radio system will depend on a number of factors, including achieving sufficient demand among Canadian subscribers and our ability to successfully market and distribute the service at its projected selling price.  The emergence of new or existing products as competition will also affect our future success.

We rely on XM for the provision of our satellite radio service.  Our success will depend on XM’s cooperation and programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business would suffer as well.

1.6 U.S. Merger

On February 19, 2007, XM Satellite Radio and Sirius Satellite Radio in the United States announced their intention to merge subject to U.S. shareholder and government approval. As XM and Sirius seek U.S. regulatory approval, we will diligently review the possible alternatives available to the Company to benefit our shareholders and customers. At this point in time it is unclear how this announcement will impact our business.

2.0 Vision & Strategy

The Company’s vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner. We will accomplish this through building awareness for this new and emerging category and converting that interest into subscribers utilizing the OEM, retail, direct and other ancillary sales channels. The Company will utilize advertising and promotional platforms both on a mass market and on a highly targeted basis through point of sale (POS) in our distribution channels. We will also utilize our unique programming assets, such as our English language Home Ice hockey channel and French language Radio Parallele channel and our English and French music channels to promote XM in communities across the country. These XM Canada originally-produced, owned and controlled channels will provide unique programming and marketing opportunities both from studio facilities in Montréal, Toronto and Québec City, and on a mobile remote basis, thus allowing sampling opportunities in the marketplace. The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

3.0       Operating Definitions

During the second quarter of 2007 we revised our subscriber definitions to be more closely aligned with industry norms. New definitions, as well as a comparison of our new definitions to our previous definitions are outlined below.

3.1 Self-Paying Subscribers – Self-Paying Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.

Our Self-Paying Subscriber definition has not changed.

3.2 Other Paying Subscribers – Other Paying Subscribers include: subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for a portion or all of the trial period service; and Partnership Subscribers, which include those who are accessing a portion of our programming through other subscription services that we are partnered with. With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Revenue generated from Other Paying Subscribers contributes to Other Revenue in our Results from Financial Operations.

In our previous definitions, both subscribers currently in an OEM trial period whereby automakers have agreed to pay for a portion or all of the trial period service and Partnership Subscribers were included in our definition of OEM Promotional and Partnership Subscribers. We have included these subscribers in Other Paying Subscribers since we receive payment from these customers. We have added vehicles factory-activated with the XM service whereby automakers have agreed to pay for a portion or all of the trial period service to our Other Paying Subscriber definition to be more closely aligned with industry norms. These are the only subscribers that we did not previously include in our total subscriber count.

3.3 OEM Promotional Subscribers – OEM Promotional Subscribers include subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers, and all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert subscribers into Self-Paying Subscribers.

In our previous definitions, subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers, and all subscribers in the OEM post-trial period were included in our definition of OEM Promotional and Partnership Subscribers.

Other Paying Subscribers and OEM Promotional Subscribers are not included in our reporting of Subscription Revenue, ARPU, Cost per Gross Addition, Subscriber Acquisition Costs and SAC.

3.4 Subscription Revenue - Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue during the period of the promotion.  Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuations in the percentage of subscribers in our various discount plans and rate changes.  Additionally, the timing of subscriber additions affects comparability between years.

3.5 Subscriber Acquisition Costs and SAC – Subscriber acquisition costs include subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by the appropriate per unit gross additions or units manufactured to calculate what we refer to as “SAC”. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. In our financial statements, most of our SAC costs are captured in Marketing.

3.6 Cost Per Gross Addition (“CPGA”) – CPGA costs include the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  Cost Per Gross Addition is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. CPGA costs are primarily captured by the combination of Subsidies & distribution, Advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the self-paying gross additions for the period to calculate Average CPGA.

3.7 Average Monthly Subscription Revenue Per Subscriber (“ARPU”) – Average monthly subscription revenue per subscriber is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Subscribers for the period reported.  Average monthly revenue per subscriber is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles.  Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

3.8 Adjusted Operating Loss – Adjusted Operating Loss is defined as Operating loss before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations.  We believe Adjusted Operating Loss is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Loss is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Loss may not be comparable to similarly titled measures of other companies. Adjusted Operating Loss does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

We do not report Adjusted Operating Loss for periods prior to fiscal 2006 as we were a development stage company focused on obtaining a licence from the CRTC.

	Fiscal Year 2007
($000’s)	Q1	Q2
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Operating loss before the undernoted	(19,286)	(22,292)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	5,602	5,603
Stock-Based Compensation	845	842
Costs paid by parent company	49	51

Adjusted Operating Loss	(12,790)	(15,796)

	Fiscal Year 2006
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Operating Loss before the undernoted	(14,607)	(44,400)	(19,188)	(20,828)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	479	4,713	5,253	5,470
Stock-Based Compensation	0	22,245	691	759
Costs paid by parent company	2,863	0	0	186

Adjusted Operating Loss	(11,265)	(17,443)	(13,244)	(14,413)

4.0 Results from Financial Operations

The following selected financial information for the three and six months ended February 28, 2007 and 2006 has been derived from our unaudited consolidated financial statements and should be read in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this quarterly report.

	Three Months Ending Feb 28		Six Months Ending Feb 28
	2007	2006	2007	2006
Revenue
Subscription	3,968,087	1,068,200	7,236,155	1,069,654
Activation	149,109	46,146	264,904	46,185
Equipment sales	509,787	30,585	654,911	75,102
Advertising and Other Revenue	234,589	0	544,284	0
	4,861,572	1,144,931	8,700,254	1,190,941

Operating expenses
Cost of revenue
Revenue share and royalties	1,237,257	298,014	2,211,720	298,014
Customer care & billing operations	732,016	662,709	1,310,823	811,504
Cost of merchandise	976,680	185,231	1,190,898	459,513
Broadcast and operations	863,436	378,431	1,838,611	1,162,055
Programming and content	3,513,949	3,665,671	6,367,952	5,588,613
Total cost of revenue	7,323,338	5,190,056	12,920,004	8,319,699

Indirect costs	0	0	0	827,125
General and administrative	4,124,858	4,012,465	8,939,311	9,600,470
Stock based compensation	842,105	22,244,546	1,687,541	22,244,546

Marketing
Support	1,052,255	817,415	1,941,975	1,413,272
Subsidies and distribution	1,861,223	3,425,316	2,603,973	3,425,316
Advertising and marketing	6,346,952	5,142,616	10,980,724	9,177,007
Total marketing	9,260,430	9,385,347	15,526,672	14,015,595

Amortization	5,602,545	4,712,630	11,204,530	5,191,310
Total operating expenses	27,153,276	45,545,044	50,278,058	60,198,745

Operating loss before the undernoted	(22,291,704)	(44,400,113)	(41,577,804)	(59,007,804)
Interest income	771,782	445,337	1,501,381	445,337
Interest expense	(4,081,607)	(656,926)	(7,821,868)	(656,926)
Foreign exchange gain / (loss)	(1,462,332)	650,389	(3,087,526)	651,229

Net loss for the period	(27,063,861)	(43,961,313)	(50,985,817)	(58,568,164)

The following is a summary of our quarterly results for the past eight fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q2 ‘07	Q1 ‘07

Revenue	4,862	3,839
Net income (loss)	(27,064)	(23,922)
Net income (loss) per basic and fully diluted share	(1)	(1)

	Fiscal Quarter
In thousands except per share amounts	Q4 ‘06	Q3 ‘06	Q2 ‘06	Q1 ‘06

Revenue	3,417	2,341	1,145	46
Net income (loss)	(23,732)	(20,404)	(43,961)	(14,607)
Net income (loss) per basic and fully diluted share	(1)	0	(1)	(38,848)

	Fiscal Quarter
In thousands except per share amounts	Q4 ‘05	Q3 ‘05

Revenue	0	0
Net income (loss)	(3,597)	(1,237)
Net income (loss) per basic and fully diluted share	(9,567)	(3,289)

We launched operations during fiscal Q1 2006 and therefore did not generate any revenue prior to that quarter. Revenue grew by 27% from Q1 2007 to Q2 2007 and by 325% from Q2 2006 to Q2 2007. This is a direct result of our growing subscriber base.

We incurred significant expenses during the launch phase of the business. As our subscriber base grows, we expect our losses to improve.

Results of Operations

For the three and six months ended February 28, 2006 and 2007.

Subscribers

As at February 28, 2007 we had a total subscriber count of 237,500, comprised of 219,300 Paying Subscribers and 18,200 OEM Promotional Subscribers. Included in the 219,300 Paying Subscribers are 136,400 Self-Paying and 82,900 Other Paying. Paying Subscribers are the primary source of our revenues. Our target market is the over 25 million registered vehicles, 1.5 million new vehicles sold annually and over 12 million households in Canada.  We expect subscribers in OEM promotional periods to become a significant contributor to our self-paying subscriber base after their promotional period ends.  In addition, our existing OEM partner agreements include an increase in the number of models offering our services which will increase the production of XM enabled vehicles.

ARPU

ARPU was $12.01 and $10.90 for the three months ended February 28, 2006 and 2007, respectively. The year-over-year decline was primarily attributable to our fiscal 2007 holiday promotion, which included service credits and hardware rebates that are being amortized as a reduction of revenues over the term of the subscriber payment plan, as well as the introduction of multi-year plans during the summer of 2006.  Effective September 1, 2006, the basic monthly subscription is priced at $14.99, the family plan (up to four additional radios for the same household) at $9.99 and Commercial establishments at $35.99 per establishment.  All Self-Paying Subscribers on the $12.99 basic monthly subscription plan as at August 31, 2006 will maintain the $12.99 price through August 31, 2007. The increase in multi-year plans improves our cash position as all plans are prepaid in advance.

Revenue

Revenue includes Subscriber Revenue, activation fees, the sale of merchandise through our direct fulfillment channel, advertising revenue on our Canadian-produced channels and Other revenue from Partnership Subscribers.

•      Three Months: For the three months ended February 28, 2006 and 2007, Revenue was $1.1 million and $4.9 million, respectively, an increase of 325% or $3.8 million. The increase was directly attributable to our increasing subscriber base.

•      Six Months: For the six months ended February 28, 2006 and 2007, Revenue was $1.2 million and $8.7 million, respectively, an increase of 630% or $7.5 million. The increase was directly attributable to our increasing subscriber base.

Cost of Revenue

For the three months ended February 28, 2006 and 2007, Cost of Revenue was $5.2 million and $7.3 million, respectively, an increase of 41% or $2.1 million. For the six months ended February 28, 2006 and 2007, Cost of Revenue was $8.3 million and $12.9 million, respectively, an increase of 55% or $4.6 million. These expenses are comprised of the following:

Revenue Share & Royalties – Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•      Three Months: For the three months ended February 28, 2006 and 2007, Revenue Share & Royalties expenses were $0.3 million and $1.2 million, respectively, an increase of 315% or $0.9 million. This increase is directly attributable to our increasing revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

•      Six Months: For the six months ended February 28, 2006 and 2007, Revenue Share & Royalties expenses were $0.3 million and $2.2 million, respectively, an increase of 642% or $1.9 million. This increase is directly attributable to our increasing revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

Customer Care and Billing Operations – Customer care & billing costs consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers.

•      Three Months: For the three months ended February 28, 2006 and 2007, Customer Care & Billing Operations expenses were $0.7 million and $0.7 million, respectively, remaining flat year-over-year. These costs are primarily driven by the volume derived from our existing subscriber base and the rate of growth in gross activations of subscribers. We expect Customer Care & Billing Operations expenses to decrease on an average cost per subscriber basis.

•      Six Months: For the six months ended February 28, 2006 and 2007, Customer Care & Billing Operations expenses were $0.8 million and $1.3 million, respectively, an increase of 62% or $0.5 million. These costs are primarily driven by the volume derived from our existing subscriber base and the rate of growth in gross activations of subscribers. We expect Customer Care & Billing Operations expenses to decrease on an average cost per subscriber basis.

Cost of Merchandise – We sell merchandise direct to employees, friends and family and to commercial accounts through our Direct Fulfillment Channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•      Three Months: For the three months ended February 28, 2006 and 2007, Cost of Merchandise expenses were $0.2 million and $1.0 million, respectively, an increase of 427% or $0.8 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs and commercial accounts. We sold a significant number of radios through our fulfillment channel during the second quarter.

•      Six Months: For the six months ended February 28, 2006 and 2007, Cost of Merchandise expenses were $0.5 million and $1.2 million, respectively, an increase of 159% or $0.7 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs and commercial accounts. We sold a significant number of radios through our fulfillment channel during the second quarter.

Broadcast & Operations – Broadcast and operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios.  Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels.  Operations expense includes facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities.

•      Three Months: For the three months ended February 28, 2006 and 2007, Broadcast & Operations expenses were $0.4 million and $0.9 million, respectively, an increase of 128% or $0.5 million. The year over year increase is attributed to the broadcast and repeater operations expenses incurred in the second quarter of 2007, which was a full operational quarter compared to the second quarter of 2006 which was a partial quarter of expenditures during the operational launch phase of the business.  We do not expect Broadcast & Operations expenses to increase substantially in the immediate future.

•      Six Months: For the six months ended February 28, 2006 and 2007, Broadcast & Operations expenses were $1.2 million and $1.8 million, respectively, an increase of 58% or $0.6 million. The year over year increase is attributed to the broadcast and repeater operations expenses incurred in the second quarter of 2007, which was a full operational quarter compared to the second quarter of 2006 which was a partial quarter of expenditures during the operational launch phase of the business.  We do not expect Broadcast & Operations expenses to increase substantially in the immediate future.

Programming & Content – Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition.  We view Programming and content expenses as a cost of attracting and retaining subscribers.  This includes costs of programming staff and fixed payments for third party content.  These costs are primarily driven by programming initiatives.  National Hockey League® was launched on the XM Service in October 2005.  NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period.

•      Three Months: For the three months ended February 28, 2006 and 2007, Programming & Content expenses were $3.7 million and $3.5 million, respectively, a decrease of 4% or $0.2 million. Based on listener feedback and opportunities to invest in other areas to grow the business, we expect Programming & Content expenses to decrease going forward.

•      Six Months: For the six months ended February 28, 2006 and 2007, Programming & Content expenses were $5.6 million and $6.4 million, respectively, an increase of 14% or $0.8 million. Based on listener feedback and opportunities to invest in other areas to grow the business, we expect Programming & Content expenses to decrease going forward.

Marketing – For the three months ended February 28, 2006 and 2007, Marketing expenses were $9.4 million and $9.3 million, respectively, a decrease of 1% or $0.1 million. For the six months ended February 28, 2006 and 2007, Marketing expenses were $14.0 million and $15.5 million, respectively, an increase of 11% or $1.5 million. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service.  Marketing also includes the cost of marketing staff.

Marketing Support – Marketing Support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the brand.

•      Three Months: For the three months ended February 28, 2006 and 2007, Marketing Support expenses were $0.8 million and $1.1 million, respectively, an increase of 29% or $0.3 million. During the past year, we ramped up staff in support of our promoting the XM brand across Canada.

•      Six Months: For the six months ended February 28, 2006 and 2007, Marketing Support expenses were $1.4 million and $1.9 million, respectively, an increase of 37% or $0.5 million.  During the past year, we ramped up staff in support of our promoting the XM brand across Canada.

Subsidies & Distribution – These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

•      Three Months: For the three months ended February 28, 2006 and 2007, Subsidies & Distribution expenses were $3.4 million and $1.9 million, respectively, a decrease of 46%

or $1.5 million. Subsidies & Distribution expenses decreased due to our 2007 holiday promotion, whereby we offered service credits and hardware rebates (attached to an activation of service) that were accounted for against revenue instead of as an expense, as well as fewer retail gross activations compared to the second quarter last year.

•      Six Months: For the six months ended February 28, 2006 and 2007, Subsidies & Distribution expenses were $3.4 million and $2.6 million, respectively, a decrease of 24% or $0.8 million. Subsidies & Distribution expenses decreased due to our 2007 holiday promotion, whereby we offered service credits and hardware rebates (attached to an activation of service) that were accounted for against revenue instead of as an expense, as well as fewer retail gross activations compared to the first six months last year.

SAC

Subscriber Acquisition Costs and SAC – SAC was $69 and $53 for the three months ended February 28, 2006 and 2007, respectively. The decline was attributable to our 2007 holiday promotion, whereby we offered service credits and hardware rebates (attached to an activation of service) that were accounted for against revenue instead of as an expense, as well as an increasing proportion of OEM subscriber additions.  We expect subscriber acquisition costs, in absolute dollars, to increase as we increase sales of radios through our retail channels. We expect SAC to remain in this range for the next quarter.

Advertising & Marketing – We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•      Three Months: For the three months ended February 28, 2006 and 2007, Advertising & Marketing expenses were $5.1 million and $6.3 million, respectively, an increase of 23% or $1.2 million. Advertising & Marketing expenses increased due to our first full holiday season marketing campaign. We expect Advertising & Marketing expenses to decrease in the third quarter.

•      Six Months: For the six months ended February 28, 2006 and 2007, Advertising & Marketing expenses were $9.2 million and $11.0 million, respectively, an increase of 20% or $1.8 million. Advertising & Marketing expenses increased due to our first full holiday season marketing campaign. We expect Advertising & Marketing expenses to decrease in the third quarter.

CPGA

Costs Per Gross Addition (CPGA) – CPGA was $194 and $207 for the three months ended February 28, 2006 and 2007, respectively. The increase was primarily attributable to our first full holiday season marketing campaign.

General & Administrative – General & Administrative expenses primarily include management’s salaries and benefits, professional fees, general business insurance as well as other corporate expenses.

•      Three Months: For the three months ended February 28, 2006 and 2007, General & Administrative expenses were $4.0 million and $4.1 million, respectively, an increase of 3% or $0.1 million. We will continue to evaluate the amount spent on General & Administrative expenses based on opportunities to deploy expenses in other areas to grow the business.

•      Six Months: For the six months ended February 28, 2006 and 2007, General & Administrative expenses were $9.6 million and $8.9 million, respectively, a decrease of 7% or $0.7 million. We will continue to evaluate the amount spent on General & Administrative expenses based on opportunities to deploy expenses in other areas to grow the business.

Stock based compensation – These are expenses related to the issuance of stock options.

•      Three Months: For the three months ended February 28, 2006 and 2007, Stock based compensation was $22.2 million and $0.8 million, respectively, a decrease of $21.4 million. A significant amount of Stock based compensation related to our initial public offering was incurred during the second quarter of 2006. We do not expect the cost to increase significantly from the second quarter of 2007.

•      Six Months: For the six months ended February 28, 2006 and 2007, Stock based compensation was $22.2 million and $1.7 million, respectively, a decrease of $20.5 million. A significant amount of Stock based compensation related to our initial public offering was incurred during the second quarter of 2006. We do not expect the cost to increase significantly from the second quarter of 2007.

Adjusted Operating Loss (in millions)

Adjusted Operating Loss – We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Loss is provided in Section 3.8.

•      Three Months: For the three months ended February 28, 2006 and 2007, Adjusted Operating Loss was $17.4 million and $15.8 million, respectively, an improvement of $1.6 million. As we continue to grow our subscriber base and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to improve.

•      Six Months: For the six months ended February 28, 2006 and 2007, Adjusted Operating Loss was $28.7 million and $28.6 million, respectively, an improvement of $0.1 million. As we continue to grow our subscriber base and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to improve.

Net Non-operating Expenses

Interest Expense – Interest expense includes costs associated with our Notes.

•      Three Months: For the three months ended February 28, 2006 and 2007, Interest Expense was $0.7 million and $4.1 million, respectively, an increase of $3.4 million. Interest Expense increased because in fiscal 2007 we recognized a complete quarter of interest on the Notes.

•      Six Months: For the six months ended February 28, 2006 and 2007, Interest Expense was $0.7 million and $7.8 million, respectively, an increase of $7.1 million. Interest Expense increased because in fiscal 2007 we recognized two complete quarters of interest on the Notes.

Interest Income – Interest income includes income from our cash balances and restricted investments.

•      Three Months: For the three months ended February 28, 2006 and 2007, Interest Income was $0.4 million and $0.8 million, respectively, an increase of $0.4 million. Interest Income increased because we had more cash once we completed the Notes offering at the end of the second quarter of 2006.

•      Six Months: For the six months ended February 28, 2006 and 2007, Interest Income was $0.4 million and $1.5 million, respectively, an increase $1.1 million. Interest Income increased because we had more cash once we completed the Notes offering at the end of the second quarter of 2006.

Foreign Exchange Gain – Includes costs or gains associated with our Notes, restricted investment and cash balances which are denominated in US$.

•      Three Months: For the three months ended February 28, 2006 and 2007, Foreign Exchange Gain was $0.7 million and we incurred a Foreign Exchange Loss of $1.5 million, respectively. The loss was incurred due to the Canadian dollar weakening versus the US dollar over this period.

•      Six Months: For the six months ended February 28, 2006 and 2007, Foreign Exchange Gain was $0.7 million and we incurred a Foreign Exchange Loss of $3.1 million, respectively. The loss was incurred due to the Canadian dollar weakening versus the US dollar over this period.

Liquidity and Capital Resources

Our current balance of unrestricted cash and short term investments is approximately $24.3 million.  Subsequent to the end of the quarter, the Company and XM reached an agreement on the use of the XM Credit Facility. The Company will draw on the credit facility for the payment of license fees. During the current quarter, our balance of unrestricted cash and short term investments declined $8.3 million from $32.6 million to $24.3 million.  However, under our current business plan, we expect our average quarterly usage of cash to decline during the remainder of fiscal 2007 as our revenues increase, our marketing activities decline to lower levels and we achieve certain cost efficiencies resulting from the alignment of our cost infrastructure with our current subscriber levels, which is underway.  Provided that we meet the revenue, expense and cash flow projections of our current business plan, we expect to be able to finance our operations through current and internally generated cash resources. Our business plan is based on estimates regarding expected future costs and expected future revenue, and includes the assumption that we will increase our self-paying subscriber base from current levels during fiscal 2008. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Revenue, expenses and cash flow projections of our business plan are based on, but are not limited to:

•                  Subscriber forecasts;

•                  Retail subscriber acquisition cost;

•                  Decisions we make to enhance availability of our service (i.e. new products) by installing more terrestrial repeaters in certain markets;

•                  OEM post-trial retention (i.e. converting OEM Promotional Subscribers) based on an estimated number of OEM installations;

•                  Effective management of fixed cost expenditures required to meet our subscriber growth plans

•                  Success of multi-year pre-payment plans; and

•                  Partnership opportunities.

We are pursuing a plan designed to increase our subscribers and revenues at a significantly higher rate than the related increases in our operating costs.  In addition, we expect to have significantly reduced capital expenditure requirements in fiscal 2007 as compared to fiscal 2006. Our plan contemplates focusing on the new automobile market where we have relationships with automobile manufacturers, the continuing introduction of innovative yet affordable technology in the retail aftermarket and the use of our most productive distribution channels.

Operating Activities – Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

•                  During the second quarter, cash used in operating activities was $16.0 million, consisting of a net loss of $27.1 million adjusted for net non-cash expenses of $8.3 million and a $2.7 million source from working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

•                  During the first six months of fiscal 2007, cash used in operating activities was $28.0 million, consisting of a net loss of $51.0 million adjusted for net non-cash expenses of $16.0 million and a $7.0 million source from working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

Investing Activities – Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

•                  During the second quarter, cash from investing activities was $1.3 million, consisting of a use of $0.3 million for capital expenditures, $5.9 million for purchasing short term investments, and a $7.5 million payment for interest expense on our U.S. debt, paid from restricted investments.  We expect quarterly capital expenditures to be in this range for the balance of fiscal 2007.

•                  During the first six months of fiscal 2007, cash from investing activities was $0.2 million, consisting of a use of $1.4 million for capital expenditures, $5.9 million for purchasing short term investments, and a $7.5 million payment for interest expense on our U.S. debt, paid from restricted investments.

Financing Activities – Financing activities primarily consist of net proceeds from debt and equity financing.

•                  During the fiscal quarter, no cash was provided by or used for financing activities.

•                  During the first six months of fiscal 2007, no cash was provided by or used for financing activities.

Contractual Commitments

We have entered into a number of leases and other contractual commitments.  The following table summarizes our outstanding contractual commitments as of February 28, 2007 (in 000’s):

	Total(1)	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
NHL Agreement	71,487	7,459	16,643	16,819	30,566
Principal on 12.75% Senior Notes	117,000	0	0	0	117,000
Interest on 12.75% Senior Notes	104,423	14,918	29,835	29,835	29,835
Operating leases	6,723	1,439	2,267	1,412	1,605
Marketing & Advertising(2)	30,336	5,247	8,847	3,352	12,890
Information Technology	18,831	5,096	9,310	4,425	0
Other	1,337	521	516	300	0
	350,137	34,679	67,418	56,143	191,896

Notes:

(1) In connection with our broadcasting License, amended February 10, 2006, we are required to contribute or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. In addition, the Company will be required to make certain music programming royalty payments to Canadian copyright collectives. The specific amounts payable under these arrangements are negotiated on a periodic basis. These arrangements have not been included in the table above due to the variability of the commitments.

(2) We have committed to purchase for cash $7 million of a total $10 million of advertising committed from an entity over a three period commencing on the closing of the initial public offering, subject to a per annum minimum of $1.5 million. In addition, we have a commitment with one of our distribution partners to provide advertising and marketing spend towards co-branding initiatives.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

A description of related party transactions and disclosure of the transaction and amounts due to related parties is included in note 5 to the interim consolidated financial statements.  John I. Bitove, our Chairman, Chief Executive Officer and controlling shareholder, provided, through companies he controls, all the initial funding for our activities.

As at December 12, 2005, XM had a 23.3% ownership interest in the Company.  As described under recent developments above, we have entered into certain agreements with XM.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets is a critical accounting estimate.  We believe the estimates for royalties to artists will be a critical estimate in future periods.

Intangibles and Long-Lived Assets

We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimates which cause the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.   The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2006, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended February 28, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements

Financial Instruments, Comprehensive Income, Hedges – the Accounting Standards Board has issued CICA Handbook section 1530 Comprehensive Income (“Section 1530”), Handbook Section 3855 Financial Instruments – Recognition and Measurement (“Section 3855”) and Handbook Section 3865 Hedges (“Section 3865”).  Section 3855 expands on CICA Handbook section 3860 Financial

Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  Section 3865 is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income.  These standards are effective for us and will be adopted beginning September 1, 2007   The Company is currently assessing the implications of these new standards on their financial statements.

Accounting Changes – the CICA has reissued Handbook Section 1506, “Accounting Changes” (“CICA 1506”).  CICA 1506 requires that all companies comply with the revised Handbook Section for fiscal years beginning on or after January 1, 2007.  CICA 1506 requires that voluntary changes in accounting policy are only made if they results in the financial statements providing reliable and more relevant information; changes in accounting policy are applied retrospectively unless doing to is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP; a change in accounting estimate is generally recognized prospectively; material prior period errors are corrected retrospectively; new disclosures required in respect of changes in accounting policies, changes in accounting estimates, and correction of errors.  The adoption of CICA 1506 is not expected to have a significant effect on our consolidated financial statements.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at April 13, 2007, we had 20,509,789 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 2,506,250 stock options are outstanding under our stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2006, is available on SEDAR at www.sedar.com.